Exhibit 8.1

Tax Opinion of Igler & Dougherty, PA

(IGLER & DOUGHERTY LETTERHEAD)

May     , 2006

Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, Florida 34110

Bristol

1493 Sunset Drive

Coral Gables, Florida 33143

Ladies and Gentlemen:

Our client, Bancshares of Florida, Inc., a Florida corporation (“Bancshares”) has requested that we render our opinion in connection with the proposed merger (“Merger”) of Bristol (“Bristol”), a Florida corporation, with and into Bancshares, with Bancshares being the surviving entity, pursuant to the terms and conditions of that certain Agreement and Plan of Merger dated March 7, 2006, (the “Merger Agreement”) by and between Bristol and Bancshares. Unless otherwise indicated, terms used herein shall have the same meaning as defined in the Merger Agreement.

In rendering our opinion, we have examined the Merger Agreement, applicable law, regulations, rulings and decisions.

Our opinions are subject to the following assumptions and qualifications:

(a) During the course of all of the foregoing examinations, we have assumed (i) the geniuneness of all signature, (ii) the authenticity of all documents submitted to us as originals, (iii) the legal capacity of all individuals, (iv) the conformity to original documents of all documents submitted to us as certified, conformed, or photo static copies, and (v) the authority of each person or persons who executed any document on behalf of another person.

(b) As to various factual matters that are material to our opinions set forth herein, we have relied upon the factual representations and warranties set forth in the Merger Agreement and related documents. We have not independently verified, nor do we assume any responsibility for, the factual accuracy or completeness of any such representations, warranties, statements, or certificates.

Based on the foregoing and in reliance thereon, and provided that the Merger is completed in accordance with the terms of the Merger Agreement, we are of the opinion that:

1.	No gain or loss will be recognized by Bancshares or Bristol as a result of the merger.

2.

The Merger and the issuance of shares of Bancshares common stock in connection therewith, as described in the Merger Agreement, will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”).

3.	No gain or loss will be recognized by holders of Bristol common stock upon the exchange of such stock for Bancshares common stock as a result of the Merger.

4.

Gain or loss will be recognized pursuant to Section 302 of the Code by holders of Bristol common stock upon their receipt of cash for their shares of Bristol common stock, upon their receipt of cash in lieu of the cash payment and fractional shares of Bancshares common stock, and upon their exercise of dissenters’ rights.

5.

The aggregate tax basis of common stock received by shareholders of Bristol pursuant to the Merger will be the same as the tax basis of the shares of Bristol common stock exchanged therefore, (i) decreased by any portion of such tax basis allocated to fractional shares of Bancshares common stock that are treated as redeemed by Bancshares (ii) decreased by the amount of cash received by a shareholder in the Merger (with respect to shares other than fractional shares), and (iii) increased by the amount of gain recognized by a shareholder in the Merger (with respect to shares other than fractional shares).

6.

The holding period of shares of Bancshares common stock received by the shareholders of Bristol will include the holding period of the shares of Bristol common stock exchanged therefore, provided that the common stock of Bristol is held as a capital asset on the date of the consummation of the Merger.

In general, cash received by holders of Bristol common stock exercising their dissenters’ rights will be treated as amounts received from the sale of their shares of Bristol common stock, and (provided that such Bristol common stock is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long term, as appropriate) measured by the difference between the sale price of such Bristol common stock and such shareholder’s tax basis in such Bristol common stock.

We express no opinion as to the following: (a) the tax consequences that might be relevant to a particular holder of Bristol common stock who is subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, persons who do not hold their Bristol common stock as “capital assets” within the meaning of section 1221 of the Code, and persons who acquired their Bristol common stock pursuant to the exercise of options or otherwise as compensation, or (b) any consequences arising under the laws of any state, locality, or foreign jurisdiction.

We consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement on Form S-4 and to the reference to this firm under the caption “Legal Matters” in the Prospectus. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Securities and Exchange Commission thereunder.

This letter is solely for the information and use of you and the shareholders of Bristol and it is not to be used, circulated, quoted, or referred to for any other purpose or relied upon by any other person for whatever reason without our prior written consent.

Sincerely,

/s/ IGLER & DOUGHERTY, P.A.